Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Portfolio. Accordingly, the following amounts have been reclassified for January 31, 2007. Net assets of the Portfolio were unaffected by the reclassifications.

                                                                 REDUCTION TO
                                                                  ACCUMULATED
                                                INCREASE TO      NET REALIZED
             INCREASE TO                    ACCUMULATED NET           GAIN ON
             PAID-IN CAPITAL              INVESTMENT INCOME     INVESTMENTS 3
             ----------------------------------------------------------------
             $1,706,263                            $296,091        $2,002,354

3. $1,706,263, including $1,698,839 of long-term capital gain, was distributed in connection with Portfolio share redemptions.